October 16, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:       Jeffrey P. Riedler
Johnny Gharib
Daniel Greenspan

Re:          Medistem Inc.
Registration Statement on Form 10-12G Filed July 9, 2013
File No. 000-54999

Gentlemen:

We have received and reviewed, and we thank you for, the Staff’s comment letter dated August 6, 2013.  Our responses are set forth below.  In each case, we precede our response by repeating the Staff’s letter’s comment.  Our responses are numbered to correspond with the numbering of the comments in the Staff’s letter.

Please consider our responses in conjunction with your review of our Form 10-12G/A amendment (the “Amendment”), which we are filing simultaneously.

Please note that in the Amendment we have also included second-quarter financial statements and updated the MD&A accordingly.

General

1.
STAFF’S COMMENT:  Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing.

REGISTRANT’S RESPONSE:  Understood.

2.
STAFF’S COMMENT:  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Securities and Exchange Commission
October 11, 2013

•	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

REGISTRANT’S RESPONSE:  We have included this disclosure in the Amendment.

Item 1. Business

3.
STAFF’S COMMENT:  To the extent practicable, please minimize the use of highly technical terminology in this section and elsewhere in the registration statement that may be unfamiliar to lay investors.  If the use of such terms is necessary, please give the meaning and significance of such terms in plain language that may be understood by a person not acquainted with this industry or scientific field.  For example, an explanation of the terms “stromal cells,” “fibroblastic,” “markers,” “telomerase,” “angiogenesis,” “endothelial revitalization,” “matrix metalloprotease” and “FoxP3 expression” should accompany their first usage in the registration statement.

REGISTRANT’S RESPONSE:  We have conformed the Amendment to this comment.

4.
STAFF’S COMMENT:  We note your footnote on page 1 regarding the Phase II clinical that you have initiated in Moscow, Russia.  In lieu of the footnote, please move this disclosure to the relevant paragraph in the main text on page 1 so that the information immediately follows the last sentence of the third paragraph in your business overview.  In addition, please revise your disclosure throughout the registration statement, where applicable, to reiterate that your Phase II trial in Moscow is not an FDA-approved trial.

REGISTRANT’S RESPONSE: We have conformed the Amendment to this comment.

Regenerative Medicine Industry, page 2

5.
STAFF’S COMMENT:  We note your statement on page 3, “However, our ERCs possess properties such that they typically do not trigger an immune response when injected into unrelated recipients, thus allowing for allogeneic use.” Please describe the properties you reference in this statement and explain why they prevent ERCs from triggering an immune response when injected into unrelated recipients.

Securities and Exchange Commission
October 11, 2013

REGISTRANT’S RESPONSE:  The Amendment discloses that ERCs are characterized by low to absent expression of Human Leukocyte Antigen 2 (HLA-2) genes, and that HLA-2 is responsible for stimulation of immune responses against transplanted tissues or cells.

Endometrial Regenerative Cells, page 3

6.	STAFF’S COMMENT: Footnote number 12 on page 4 does not appear to correspond to a particular statement in your disclosure. Please correct this omission or remove the footnote.

REGISTRANT’S RESPONSE:  We have conformed the Amendment to this comment.

Our Clinical Programs
Our Critical Limb Ischemia Program, page 6

7.
STAFF’S COMMENT:  Please advise us whether you have entered into a collaboration, services or other agreement with Dr. Michael Murphy related to the development of ERCs in patients with CLI.  If so, please expand your disclosure to provide the material terms of the agreement, including, the parties’ rights and obligations, duration of the agreement, termination provisions, aggregate amounts paid to date under the agreement, aggregate potential payments to be paid in the future, profit sharing provisions and any up front/execution payments.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

REGISTRANT’S RESPONSE: Our agreement with Dr. Murphy has not yet been finalized and so we have removed the references to any such collaboration from the Amendment.

8.
STAFF’S COMMENT:  We note that you have partnered with Shanghai Jia Fu Medical Apparatus, Inc. to conduct a pilot CLI clinical study in China.  Please describe the material terms of any agreement with Shanghai Jia Fu Medical, Inc. including, the parties’ rights and obligations, duration of the agreement, termination provisions, aggregate amounts paid to date under the agreement, aggregate potential payments to be paid in the future and any up front/execution payments.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  In the alternative, please provide your analysis why such an agreement is not material and therefore need not be filed as an exhibit.

REGISTRANT’S RESPONSE: We have included additional disclosure in the Amendment in the spirit of this comment. There was no such agreement.

9.
STAFF’S COMMENT:  We note that the protocol of your CLI clinical study in China mirrors your upcoming FDA clinical trial.  Please expand your disclosure to describe the protocol of your CLI clinical study in China and how it confirmed that your ERCs can be shipped and injected without adverse events.  Also, please disclose the total number of CLI patients that will participate in this pilot study.

Securities and Exchange Commission
October 11, 2013

REGISTRANT’S RESPONSE: We have conformed the Amendment to this comment.

Our Congestive Heart Failure (CHF) Program, page 7

10.
STAFF’S COMMENT:  Please provide the material terms of your license agreement with ERCell, LLC in this section, including, the nature and scope of the intellectual property transferred, the parties’ rights and obligations, duration of the agreement, termination provisions, aggregate potential payments to be paid in the future and royalty rates.  If you have any other agreements in place with ERCell, please advise us of such.  We may have further comments based on your response.

REGISTRANT’S RESPONSE:  We have included additional disclosure in the Amendment in the spirit of this comment. (E.g., in the next subsection.) Please note, however, that effective September 2013 ERCell, LLC is now an indirect 82%-owned subsidiary of Medistem, and accordingly we have removed the text references to the license fee and royalty payments as they are now essentially circular.  We believe that including text references to the license fee and royalty payments might, given the new factual scenario, have the potential to mislead investors. We have no other agreement in place with ERCell, LLC.

11.
STAFF’S COMMENT:  Please provide disclosure elaborating on your catheter-based retrograde administration technique. Please also clarify, in the relevant section of your registration statement, your delivery system for ERCs in your CLI program.

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

Type I Diabetes Program, page 7

12.
STAFF’S COMMENT:  Please provide the material terms of your license agreement with Yale University, including, the nature and scope of the intellectual property transferred, the parties’ rights and obligations, duration of the agreement, termination provisions, aggregate amounts paid to date under the agreement, aggregate potential milestones payments to be paid in the future, royalty rates and any up front/execution payments.  Also, please file the agreement pursuant to Item 601(b)(10) of Regulation S-K.

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment, and we have also filed the agreement as an exhibit.

Intellectual Property, page 9

13.	STAFF’S COMMENT: Please provide the following additional information:

•      expiration date of your issued patent #8,241,621;
•      the filing dates of your patent applications; and
•      whether the patent is owned or licensed and, if licensed, from whom

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

Securities and Exchange Commission
October 11, 2013

Item 1A. Risk Factors
Risks Related to our Business
Inadequate internal controls and accounting practices could lead to errors…,  page  14

14.
STAFF’S COMMENT:  Please identify the material weaknesses that were identified in your internal control over financial reporting and segregation of duties, the effect of these weaknesses on your financial statements and recent remedial measures you implemented in order to address these weaknesses.

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

We need additional capital to conduct our operations and our ability to obtain…,  page  14

15.
STAFF’S COMMENT:  Please quantify the amount of your cash, cash equivalents and working capital and how long these funds will allow you to continue your operations if additional capital is not obtained.  We note that in the section entitled, “Liquidity and Capital Resources,” you state that you expect that cash infusions from future equity or debt offerings, or both, will permit you to finance your existing operating activities for the next twelve months.

Please also expand your disclosure in this risk factor and in the “Liquidity and Capital Resources” section to quantify the amount of funds that you will need to obtain in order to maintain your operating activities for the next twelve months.

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

We may not be able to compete successfully because of the number and…,  page  17

16.	STAFF’S COMMENT: Please refer the reader here to the disclosure of competitors that appears earlier on page 11 in your Competition discussion.

REGISTRANT’S RESPONSE:  We have repeated here the earlier disclosure in the Amendment.

Risks Relating to an Investment in our Securities
There is a limited public market for our shares of common stock, page 19

17.	STAFF’S COMMENT: Please revise your disclosure in this risk factor to state that your “is” classified as a penny stock.

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

Item 5. Directors and Executive Officers
Executive Officers, page 30

18.	STAFF’S COMMENT: Please provide Dr. Alan J. Lewis’ experience from November 2011 through October 2012.

Securities and Exchange Commission
October 11, 2013

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

19.
STAFF’S COMMENT:  Please identify the executive officer who serves as the Chief Accounting Officer or Controller.  If such person is not currently listed, please provide the information for that individual required by Item 401 of Regulation S-K.  If you have no such person serving in the capacity of Chief Accounting Officer or Controller please advise us.  We may have further comments based on your response.

REGISTRANT’S RESPONSE: Our Chief Financial Officer, Donald F. Dickerson, also functions as our chief accounting officer/controller, although these words are not part of his formal job title.

Non-Executive Directors, page 31

20.
STAFF’S COMMENT:  For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Please see Item 401(e)(1) of Regulation S-K for guidance.

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

Employment Agreements, page 35

21.	STAFF’S COMMENT: Please quantify the amount of cash payments that Dr. Ichim received for approximately 6 months after October 6, 2012.

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

22.
STAFF’S COMMENT:  We note that you have also filed the employment agreement with Donald F. Dickerson as an exhibit.  Please expand your disclosure to provide the material terms of the employment agreement with Mr. Dickerson.

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

Item  7.  Certain  Relationships  and  Related  Party  Transactions,  …,  page  36

23.	STAFF’S COMMENT: We note that Cromos Pharma, Inc. is not directly compensated by you for its services. Please identify the direct source of Cromos Pharma’s compensation.

REGISTRANT’S RESPONSE: We have included this disclosure in the Amendment.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 11, 2013

If you have any questions or if we can be assistance in your review, please contact me or our counsel, who is Hayden Trubitt of Stradling Yocca Carlson & Rauth (htrubitt@sycr.com; (858) 926-3006).

Sincerely,

/s/ Alan J. Lewis

Alan J. Lewis
Chief Executive Officer

cc:       John Salvador, Esq., Chief Operations Officer, Medistem Inc.
Hayden Trubitt, Esq.